Exhibit 4.3

SECOND AMENDMENT TO

ORAGENICS, INC.

2021 EQUITY INCENTIVE PLAN

This Second Amendment to the 2021 Equity Incentive Plan (the “Second Amendment”) is made pursuant to Section 13 of the 2021 Incentive Plan (the “2021 Plan”).

Recitals:

WHEREAS, the 2021 Plan was adopted by the Company and approved by the shareholders on February 25, 2022; and

WHEREAS, 10,000,000 shares were originally authorized to be issued under the 2021 Incentive Plan;

WHEREAS, the Company effected a 1-for-60 reverse split of the Company’s authorized shares of common stock and issued and outstanding shares of common stock, including shares under the 2021 Plan, with an effective date of January 20, 2023 (the “Reverse Stock Split”);

WHEREAS, after the Reverse Stock Split, the shares available for issuance under the 2021 Plan was 166,667 shares of common stock;

WHEREAS, on December 14, 2023, the Company’s shareholders approved an amendment (the “First Amendment”) to increase the shares available under the 2021 Plan by 1,000,000 shares; and

WHEREAS, the Board of Directors believes it would be in the best interest of the Company and its shareholders to increase the authorized shares available under the 2021 Plan by an additional 2,000,000 shares.

NOW THEREFORE, Section 2(a) titled “Share reserve” is hereby amended and restated as follows:

(a)	Share Reserve. Subject to adjustment in accordance with Section 2(d) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed the sum of (i) 3,166,667 new shares, plus (ii) the Prior Plan’s Available Reserve; plus, (iii) the number of Returning Shares, if any, as such shares become available from time to time.

All other terms and conditions of the 2021 Plan not otherwise modified hereby shall remain in full force and effect. The Second Amendment was approved by the Board of Directors on October 8, 2024 and approved by the Company’s shareholders on December 11, 2024.